Friendly Energy Exploration

September 29, 2009

Mr. Mark C. Shannon, Branch Chief

Division of Corporate Finance

U. S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549-5546

Re:  File No. 0-31423 – Your Letter of September 25, 2009 which Requested that We Respond to your Form 10-K Comments

Dear Mr. Shannon:

Thank you for reviewing our filings.  This letter provides our responses to your comment letter of September 25, 2009.  We have keyed our responses to the staff comments.  The listed paragraph numbers correspond to the paragraph numbers in your letter.  At the end of this letter, we have provided three acknowledgements, which you requested.  Also, we are filing an Amended Form 10-K for the year ending Dec. 31, 2008 to show the revised audit report and the revised Control and Procedures paragraphs.

Form 10-K – December 31, 2008

1.

Report of Ind. Reg. Public Accounting Firm, page 8.

You noted that the audit report does not address the cumulative amounts from inception to Dec. 31, 2008.  The inception date is Feb. 11, 2005, which is when the Company entered the oil and gas exploration business.  Our auditor, John Kinross-Kennedy, CPA, provided audit reports for Fiscal Years ending Dec. 31, 2006, 2007 and 2008.  Mr. Kinross-Kennedy relied on the audit report of our previous auditor, DeJoya Griffith & Company, for the Fiscal Year ending Dec. 31, 2005.  Attached as Exhibit 1 is a revised audit report from Mr. Kinross-Kennedy for 2008, which covers the period from February 11, 2005 (Date of Inception) through December 31, 2008; the revisions are underlined.  He prepared the audit reports for the years ending December 31, 2006, 2007 and 2008 (which were filed with the Form 10-Ks for each of those years).  And, he relied on the audit report of DeJoya Griffith & Company for the period from February 11, 2005 to December 31, 2005 (which was filed with the Form 10-K for the year ending December 31, 2005).  This latter audit report is attached as Exhibit 2.

We are now aware that “Industry Guide 7” states that: “Mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements…exploration stage companies should describe the companies as being in the “exploration stage”.  For all future filings in which FAS 7 disclosures are required, we will identify Friendly Energy Exploration as “an exploration stage company” in the financial statements and throughout our filings.

502 North Division Street Carson City, NV 89703

Phone:  (702) 953-0411
Fax: (702) 987-1355

2.

Evaluation of Disclosure Controls and Procedures, page 23.

Our disclosure under Item 9A – Controls and Procedures is hereby modified as follows, with the underlined part showing what has been added:

“Evaluation of Disclosure Controls And Procedures:  Our Chief Executive Officer and our Chief Financial Officer, have performed an evaluation of the Company's disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2008 and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms and includes, without limitation, controls and procedures designed to insure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.”

The Company has written disclosure controls and procedures in place that we believe are appropriate for a very small company.  We will make certain that future 10-K and 10-Q reports include the fully defined disclosure controls and procedures as shown above.

3.

Framework for Evaluating Effectiveness of Internal Controls, page 23

Our disclosure under Item 9A – Management’s Report on Internal Control over Financial Reporting is hereby modified as follows, with the underlined part showing what has been added:

“Management's Report On Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) ~~The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.~~ and 15d-15(f), as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our process contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

~~Under the supervision and with the participation of our management, including~~ Our Chief Executive Officer and Chief Financial Officer ~~, the Company~~ conducted an assessment of the effectiveness of ~~its~~ our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control — Integrated Framework”.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008. ~~Management's assessment of the effectiveness of the Company's internal control over the financial reporting period ended December 31, 2008 has been audited by our auditors, an independent registered public accounting firm, as stated in their report included herein.~~

This report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this report.”

The Company has written internal controls over financial reporting in place that we believe are appropriate for a very small company that meet the COSO criteria.  We will make certain that future 10-K and 10-Q reports include the management’s report on internal control over financial reporting as shown above.

4.

Audit of Effectiveness of Internal Controls, page 23.

You noted there was a discrepancy between a statement in Item 9A and the Audit Report.  The Audit Report was correct that the effectiveness of the Company’s internal control over the financial reporting was not audited by the auditor.  As shown in the response to Comment 3 above, we have taken out the incorrect statement and have added a statement that is consistent with 308T(a)(4).

Form 10-K – December 31, 2004

5.

Report of Ind. Reg. Public Accounting Firm, page 6.

You had six questions with regard to the audit report.  These questions relate to the period covered by the audits and the dates of the audits.  The Company has had three auditors since inception.  We recap the period covered by each auditor below and then answer the six specific questions.

1.

Boros & Farmington, P.C. audited our financial statements for the two years ending Dec. 31, 1998 and 1999.  The audit report is dated May 16, 2000 and is attached as Exhibit 3.  This audit report was included as part of the Form 10-SB filed Aug. 31, 2000.  While the auditor does not specifically comment on the period from inception on January 7, 1993, he reviewed all financial transactions from inception to Dec. 31, 1997, a period during which there was very little financial activity, and he provided the columns in the Statement of Operations and the Statements of Cash Flows for the period from inception to Dec. 31, 1999.

2.

DeJoya Griffith & Company, LLC audited our financial statements for the six years ending Dec. 31, 2000, 2001, 2002, 2003, 2004 and 2005.  The audit report is dated Sep. 12, 2006.  This audit report was included as part of the Form 10-KSB filed for the year ending Dec. 31, 2005 which was filed Sept. 18, 2006.  The audit report specifically mentions that it covers statements of operations, stockholder’s deficit, and cash flows for the period from inception on Jan. 7, 1993 through Dec. 31, 2005.  This audit report and the Form 10-KSB for 2005 was the first filing we made after the Form 10-SB was filed in 2000 and we became a reporting company.  Our original business was as an Electric Service Provider, but when the State of California ended power deregulation in 2001, we began marketing cogeneration equipment.  The Company was inactive from 2002 to February 2005, at which time we changed our business focus to pursuing oil and gas development opportunities.  We engaged DeJoya Griffith to audit through Dec. 31, 2005.  It took them a long time to complete the audit because they had to audit six years of records.  Once they completed their audit we filed the 10-KSB for 2005.

3.

John Kinross-Kennedy, CPA audited our financial statements for the three years ending Dec. 31, 2006, 2007 and 2008.  The audit report for 2006 and 2007 is dated Apr. 13, 2008.  This audit report was included as part of the Form 10-KSBs filed for the years ending Dec. 31, 2006 and 2007 that were filed Apr. 15, 2008.  The audit report for 2008 is dated Apr. 11, 2009.  This audit report was included as part of the Form 10-KSB filed for the year ending Dec. 31, 2008 that were filed Apr. 15, 2009.  The audit report for the year ending Dec. 31, 2008, as revised based on the response to Comment #1 above and attached as Exhibit A, specifically mentions that it covers statements of operations and cash flows for the period from inception of the oil and gas exploration business (Feb. 11, 2005) through Dec. 31, 2008.

  The six specific questions regarding the audit report for the year ending Dec. 31, 2004 are answered as follows:

a)

Explain why you filed an audit opinion in July 2009 from DeJoya Griffith given the auditor change you reported in your 8-K filed Apr. 17, 2008.  Between March and July 2009, we filed Form 10-Ks for the years ending Dec. 31, 2000 through 2004 none of which had been previously filed, and we filed Form 10-Qs for the years ending Dec. 31, 2000 through 2005 none of which had been previously filed.  Since DeJoya Griffith conducted the audits for the period 2000 through 2005, we provided their audit report for these back filings.  Our new auditor, John Kinross-Kennedy, CPA, who we engaged in April 2008, conducted our audits for periods after 2005.

b)

Tell us why this audit opinion refers to financial statements dated after the latest balance sheet date included in your filing.  The DeJoya Griffith audit report for the years ended Dec. 31, 2005 and 2004 was originally filed Sep. 18, 2006 with our Form 10-K for the year ending Dec. 31 2005.  When we back filed the Form 10-K for the year ended Dec. 31, 2004, we used the same audit report, which referred to both 2005 and 2004.

c)

Clarify why the report was dated in Sept. 2006 when the filing was made in July 2009.  The Form 10-K for 2004 was not completed and filed until July 15, 2009.  The audit report that applied to the 2004 financials is the DeJoya Griffith audit report dated Sept. 12, 2006.

d)

Explain why the audit opinion indicates “THIS AUDIT COVERED THE PERIOD FROM JANUARY 1, 2000 TO DECEMBER 31, 2005” when your auditor indicates elsewhere in their opinion that they audited the period from Jan. 1, 1993 through Dec. 31, 2005.  The statement “THIS AUDIT COVERED THE PERIOD FROM JANUARY 1, 2000 TO DECEMBER 31, 2005” was not in the original audit report but was added my management at the bottom of the audit statement included in the back filings for the 10-Ks for 2000 through 2004 and 10-Qs for 2000 through 2005 to indicate that the audit report covered the time period of each of these back filings.

e)

Confirm your auditor performed appropriate subsequent events procedures from Sept. 12, 2006 through the filing date.  DeJoya Griffith performed subsequent event examination as far as management is aware when on May 7, 2008 they reviewed Company disclosures related to the change of auditors and they agreed to allow publishing of their audited report of Dec. 31, 2005 and 2004.  The DeJoya Griffith letter to the SEC containing these disclosures is provided as Exhibit 4.  On March 12, 2008, we engaged a new auditor, John Kinross-Kennedy to audit the two years ending Dec. 31, 2006 and 2007.  On April 15, 2008, the Form 10-Ks for the years ending Dec. 31, 2006 and 2007 were filed, including Mr. Kinross-Kennedy’s audit reports that reflected all material events for 2006 and 2007.  Management believes that there have been no subsequent events that could have had a material effect on the financial statements prepared by DeJoya Griffith and that all significant, subsequent events after Dec. 31, 2005 have been addressed in the Form10-K filings for the years ended Dec. 31, 2006, 2007 and 2008 and the Form 10-Q filings prepared by management through June 30, 2009.  Even though the Form 10-K for the year ending Dec. 31, 2004 was not filed until July 2009, later year Form 10-K and 10-Q reports were filed and already available to the public.

f)

Describe the consideration you gave to including subsequent events disclosures in your filing and consideration your auditor gave to dual dating his report given the period of time that elapsed between the opinion date and the filing of your document.  We considered including subsequent events disclosures in the Form 10-K 2004 filing (as well as the Form 10-K filings for 2000 through 2003 and 10-Q filing for 2000 through 2005 that were late filed in 2009).  However, because 10-K reports had already been filed for the years 2006 through 2008 and were available to the public, we believed there was already sufficient information available to the public that adding subsequent event disclosures to the Form 10-K reports for 2004 and earlier would have had no benefit.  There were no subsequent events that management believed would have affected the auditor's opinion for the years ending Dec. 31, 2005 and 2004.  For the same reason, there appeared to be no benefit to dual dating the audit report.  Also, see the answer to the previous question.  Our new auditor, John Kinross-Kennedy addressed subsequent events in his audits for the years ending 2006, 2007 and 2008, and any significant, material subsequent events had already been addressed in the Form 10-Ks for 2006, 2007 and 2008 at the time the Form 10-K for 2004 was filed in July 2009.

The above responses also apply to the Form 10-Ks filed for the years ending Dec. 31, 2000, 2001, 2002 and 2003.

Acknowledgements:  The Company makes the following acknowledgements, as you requested in your letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions.

Respectfully yours,

/s/ Donald L. Trapp

Donald L. Trapp

Chief Financial Officer

EXHIBIT 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:  the Board of Directors and Shareholders

Friendly Energy Exploration

502 North Division Street

Carson City, Nevada  92684

I have audited the accompanying consolidated balance sheet of Friendly Energy Exploration as of December 31, 2008 and 2007 and the related consolidated statements of operations and of cash flows for the years then ended, the period from February 11, 2005 (inception) through December 31,2008, and the period from February 11, 2005 (inception) through December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, based on my audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Friendly Energy Exploration as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years ended December 31, 2008 and 2007, the period from February 11, 2005 (inception) through December 31,2008, and the period from February 11, 2005 (inception) through December 31, 2007, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and has yet commenced limited operations.  This raises substantive doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has determined that it is not required to have, nor was I engaged to perform, an audit of the effectiveness of its documented internal controls over financial reporting .

/s/ John Kinross-Kennedy

John Kinross-Kennedy

Certified Public Accountant

Irvine, California

April 11, 2009

Revised September 28, 2009

EXHIBIT 2

To the Board of Directors and Stockholders

Friendly Energy Corp.

(A Development Stage Company)

Orlando, Florida

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Friendly Energy Corp. (A Developmental Stage Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2005 and 2004 and for the period from January 7, 1993 (Date of Inception) through December 31, 2005.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and for the period from January 7, 1993 (Date of Inception) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, all of which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regards to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ De Joya Griffith & Company, LLC

De Joya Griffith & Company, LLC

September 12, 2006

Henderson, Nevada

EXHIBIT 3

EXHIBIT 4

DeJoya Griffith Letter to SEC in Connection with

Changes in Registrant’s Certifying Accountant

De Joya Griffith & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

May 7, 2008

U.S. Securities & Exchange Commission
Washington, D.C.
Attn: Blaise Rhodes, Mail Stop3561

Dear Sir:

De Joya Griffith & Company, LLC is the former principal accountant for Friendly Energy Exploration. We have reviewed and agree with the following disclosures required by Regulation S-K Item 304(a) which Friendly Energy Exploration will include in an amended Form 8K filing:

Item 304(a) Disclosures by Friendly Energy Exploration:

1. *The former accountant was in effect dismissed on March 12, 2008 when we engaged a new principal accountant.*

2. *The principal accountant's report on the financial statements for the past two years did not contain any adverse opinion, disclaimer of opinion, modification, or qualification with the exception of the following qualification contained in the Report of Independent Registered Public Accounting Firm that accompanied the Financial Statements in the Form 8-Ks filed with the SEC: "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and has not yet commenced operations. This raises substantive doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."*

3. *The decision to change accountants was approved by the Board of Directors on March 12, 2008.*

4. *During the registrant's two most recent fiscal years and any subsequent interim period preceding such dismissal of the former accountant, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.*

5. *During the registrant's two most recent fiscal years and any subsequent interim period preceding such dismissal of the former accountant, there were no reportable events of the kind listed in Item 304(a)(1)(v) (A through D).*

Respectfully submitted,
De Joya Griffith & Company, LLC

Jason F. Griffith, CPA

Jason F. Griffith, CPA
Partner

2580 Anthem Village Dr., Henderson, NV 89052
Telephone (702) 563-1600 • Facsimile (702) 920-8049

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